Exhibit 3.46

LIMITED LIABILITY COMPANY AGREEMENT

OF

APC REALTY AND EQUIPMENT COMPANY, LLC,

A DELAWARE LIMITED LIABILITY COMPANY

THIS AGREEMENT, entered into as of this 29th day of January, 1997, by and among American PCS Communications, LLC, a Delaware limited liability company (“American PCS”), and American Personal Communications Holdings, Inc., a Delaware corporation (“Holdings”).

W I T N E S S E T H :

WHEREAS, American PCS and Holdings have formed APC Realty and Equipment Company, LLC (the “Company”) as a limited liability company under the laws of the State of Delaware for the purpose of engaging in the business described herein; and

WHEREAS, in connection with the formation of such limited liability company, American PCS and Holdings wish to undertake certain obligations as set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

SECTION 1

DEFINITIONS

The following capitalized items used in this Agreement shall have the following meanings:

1.1         “Act” shall mean the Delaware Limited Liability Company Act, as the same may be amended from time to time.

1.2         “Adjusted Capital Account Balance” means a Member’s Capital Account balance (a) increased by any amount that such Member is obligated to restore under Treas. Reg. § 1.704-1(b)(2)(ii)(c) (including any addition thereto pursuant to the next to last sentences of Treas. Reg. § 1.704-2(g)(1) and (i)(5) after taking into account thereunder any changes during such Fiscal Year in Company Minimum Gain and in Member Nonrecourse Debt Minimum Gain) and (b) decreased by any adjustments, allocations, and distributions specified in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5), and (6) as are reasonably expected to be made to such Member.  A distribution or allocation will result in a Member having a deficit Adjusted Capital Account Balance to the extent such distribution or allocation either will create or increase a deficit balance in such Member’s Capital Account after making the adjustments described in the preceding sentence.

1.3         “Affiliate” means. with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling fifty percent (50%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of fifty percent (50%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term “controls,” “is controlled by,” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

1.4         “Agreed Value” means, with respect to Property, the fair market value of that Property on the date it is contributed to the Company, as determined by the Members in good faith and by reasonable methods (including the employment of independent professional appraisers).

1.5         “Agreement” shall mean this Operating Agreement, as amended from time to time.

1.6         “Bankruptcy” shall mean, with respect to any Person, (i) the entry of a decree or order for relief of such Person by a court of competent jurisdiction in any involuntary case involving such Person under any bankruptcy, insolvency or other similar law now or hereafter in effect; (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent for such Person or for any substantial part of such Person’s assets or property; (iii) the ordering of the winding up or liquidation of such Person’s affairs; (iv) the filing with respect to such Person of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of ninety (90) days or which is dismissed or suspended pursuant to Section 305 of the U.S. Bankruptcy Code or any successor provision thereto; (v) the commencement by such Person of a voluntary case under any bankruptcy, insolvency or other similar law now or hereafter in effect; or (vi) the making by such Person of any general assignment for the benefit of creditors.

1.7         “Capital Account” means the capital account to be maintained by the Company for each Member in accordance with Section 4.3.

1.8         “Capital Contributions” shall mean all cash and other property contributed to the Company by or on behalf of a Member.

1.9         “Cash Reserve” shall mean any reserve fund which may be established and maintained by the Members, in their reasonable good faith judgment, for the conduct of the Company Business, provided that such fund is in keeping with generally accepted accounting practices and never exceeds amounts reasonably necessary for anticipated debt service, future capital expenditures, repairs, replacements, taxes, contingent liabilities and the like.

1.10       “Code” shall mean the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of succeeding law).

1.11       “Company” has the meaning set forth in the recitals hereto.

1.12       “Company Business” shall mean the business in which the Company shall engage from time to time under Section 2 hereof.

1.13       “Company Interest” shall mean the ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all distributions and any other benefits to which such Member may be entitled as provided in this Agreement or the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and the Act.

1.14       “Company Minimum Gain” means the amount of Company minimum gain, computed in the manner set forth in Treas. Reg. § I.704-2(d).

1.15       “Company Nonrecourse Deduction” means the amount of nonrecourse deductions computed in the manner set forth in Treas. Reg. § 1.704-2(c).

1.16       “Company Tax Items” shall mean all items of income, gain, loss, and deduction, and all tax preferences, depreciation, accelerated cost recovery system deductions, investment interest, and other tax items of the Company for each Fiscal Year, as allocated among the Members for tax purposes under Section 7.3 hereof.

1.17       “Fiscal Year” shall mean an annual accounting period ending December 31 of each year during the term of the Company; provided, however, that the last such Fiscal Year shall be the period beginning on January 1 of the calendar year in which the final liquidation and termination of the Company is completed and ending on the date such final liquidation and termination is completed. To the extent any computation or other provision hereof provides for an action to be taken on a Fiscal Year basis, an appropriate proration or other adjustment shall be made in respect of the first or final Fiscal Year to reflect that such period is less than a full calendar year period.

1.18       “Majority Vote” shall mean the affirmative vote the Members holding more than 50% of the total Percentage Interests held by the Members.

1.19       “Member” shall mean the initial Members listed on Schedule A attached hereto and any Person admitted as a new Member or a Substitute Member in accordance with the terms of this Agreement. Schedule A may be amended from time to time to reflect the withdrawal of a Member or the addition of a new Member or a Substitute Member in accordance with the terms of this Agreement.

1.20       “Member Nonrecourse Debt” means any Company liability to the extent the liability is nonrecourse for purposes of Treas. Reg. § 1.1001-2, and a Member (or related person (within the meaning of Treas. Reg. § 1.752-4(b)) bears the economic risk of loss under Treas. Reg. § 1.752-2 because, for example, the Member (or related person) is the creditor or a guarantor. The determination of whether a Company liability constitutes a Member Nonrecourse Debt shall be made in accordance with Treas. Reg. § 1.704-2(b)(4).

1.21       “Member Nonrecourse Debt Minimum Gain” means the amount of partner nonrecourse debt minimum gain, computed in the manner set forth in Treas. Reg. § 1.704-2(i)(3), with respect to each Member Nonrecourse Debt.

1.22       “Member Nonrecourse Deduction” means the amount of partner nonrecourse deductions as computed under Treas. Reg. § 1.704-2(i)(2).

1.23       “Net Cash Flow” shall mean, for any period, the sum of cash from operations of the Company Business, from the proceeds of any loan made to or obtained by the Company, from the sale or disposition of Property of the Company, or from any other source for such period after deducting the following amounts for such period: (i) amounts required to pay the Company’s operating expenses and current liabilities, (ii) amounts required to discharge any Company debt or obligation, including loans or advances from Members; (iii) the amount of any Cash Reserve; and (iv) amounts to pay any capital expenditures of the Company.

1.24       “Percentage Interest” shall have the meaning set forth in Section 3.1 hereof.

1.25       “Person” shall mean any human being, organization, general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, association, governmental entity or other legal entity.

1.26       “Profits” or “Loss” shall mean, for each Fiscal Year, the Company’s taxable income or taxable loss for such Fiscal Year, as determined under applicable provisions of the Code, but with the following adjustments:

(a)          Items of income, gain, loss and deduction relating to Property contributed to the Company shall be computed as if the basis of the Property to the Company at the time of contribution were equal to its fair market value on that date. For purposes of the preceding sentence, the amount of any depreciation, amortization, or other cost recovery deduction allowable for any period with respect to Property contributed to the Company shall be an amount that bears the same ratio to the fair market value of the Property on the date of contribution as the federal income tax depreciation, amortization, or other cost recovery deduction bears to the adjusted tax basis of the Property on the date of contribution; provided, however, that if the adjusted tax basis of the Property is zero on the date of contribution, then the amount of depreciation, amortization, or other cost recovery deduction shall be determined with reference to the fair market value of the Property on the date of contribution using any reasonable method selected by the Members.

(b)          Any tax exempt income and gain, as described in Section 705(a)(1)(B) of the Code, realized by the Company during such Fiscal Year shall be added to such taxable income or taxable loss and any related expenses not allowed as a deduction pursuant to Section 265 of the Code shall be subtracted from such income or loss.

(c)          Any expenditures of the Company described in Sections 705(a)(2)(B) (or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. § 1.704-1(b) and not otherwise taken into account under this Section) and 709 of the Code (except for amounts with respect to which an election is properly made under Section 709(b)) for such Fiscal Year shall be subtracted from such taxable income or taxable loss.

(d)          Except as otherwise provided in Treas. Reg. § 1.704-1(b), amounts described in this Section shall be computed without taking into account any basis adjustments created by a Section 754 election under the Code. Profits or Loss attributable to a basis adjustment resulting from a Section 754 election shall inure solely to the benefit or detriment of the Member to whom the Section 754 election relates.

(e)          If there has been an adjustment to the Members’ Capital Accounts pursuant to Section 4.3(e) to reflect the unrealized income, gain, loss, or deduction inherent in Company Property: (I) depreciation, amortization, or other cost recovery deductions with respect to such Property for each Fiscal Year or other period shall equal an amount which bears the same ratio to the fair market value of such Property on the date of such adjustment as the federal income tax depreciation, amortization, or other cost recovery deductions for such Fiscal Year or other period bears to the adjusted tax basis of such Property on such date; and (II) gain or loss resulting from any disposition of such Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed under this sentence as if such Property had an adjusted basis on the date of such adjustment equal to its fair market value on such date and all subsequent adjustments for depreciation, amortization, or other cost recovery deductions were made in accordance with clause (I) of this sentence.

(f)          If the Company’s taxable income or taxable loss for such Fiscal Year, as adjusted in the manner provided in paragraphs (a) through (e) of this Section, and after removing any amounts allocated under the Regulatory Allocations or under Section 7.2(c) (relating to curative allocations), is a positive amount, such amount shall be the Company’s Profits for such Fiscal Year, and if a negative amount, such amount shall be the Company’s Loss for such Fiscal Year.

1.27       “Property” shall mean all of the Company’s right, title and interest in and to any real or personal property interests (tangible and intangible).

1.28       “Regulatory Allocations” means the allocations described in Sections 7.2(a)(i), 7.2(a)(ii), 7.2(a)(iii), 7.2(b)(i), 7.2(b)(ii), and 7.2(b)(iv) (Company Minimum Gain chargeback, Member Nonrecourse Debt Minimum Gain chargeback, Qualified Income Offset, Company Nonrecourse Deductions, Member Nonrecourse Deductions, and special allocation of Losses in the case of deficit Adjusted Capital Account Balances respectively).

1.29       “Remaining Members” shall have the meaning set forth in Section 9.2(a) hereof.

1.30       “Retiring Member” shall have the meaning set forth in Section 9.2(a) hereof.

1.31       “Substitute Member” shall mean a Member admitted as a Substitute Member in accordance with Section 8.3 hereof.

1.32       “Transfer” shall mean any sale, transfer, exchange, assignment, pledge, hypothecation, gift or any contract for the foregoing or any voting trust or other agreement or arrangement respecting voting rights or any beneficial interest in a Company Interest.

1.33       “Withdrawal” shall mean the death (or dissolution, in the case of corporate Members), adjudication of incompetence (which term shall include, but not be limited to, insanity), Bankruptcy, retirement, resignation, or expulsion of a Member.

SECTION 2

GENERAL PROVISIONS

2.1         Formation of the Venture. American PCS and Holdings have caused the Company to be formed as a Delaware limited liability company for the limited purposes set forth herein, and shall take all actions and appropriately file all documents required by law to qualify the Company to conduct business as provided herein in all appropriate jurisdictions. The rights and liabilities of the parties hereto shall be as provided in the Act except as herein otherwise expressly provided.

2.2         Purpose of the Company. The Company is established for the purpose of:

(a)          holding certain interests in real estate and equipment and to lease the same.

(b)          engaging in such other activities as may be appurtenant or incidental to the purposes set out in Section 3(a) hereof and in the best interests of the Company; and

(c)          engaging in such other business as the Members may determine.

2.3         Name of the Company. The name of the Company shall be APC Realty & Equipment Company, LLC. The Company Business may be conducted under such other names as the Members may from time to time agree to be necessary or advisable.

2.4         Place of Business of the Company. The principal place of business of the Company shall be 6905 Rockledge Drive, Suite 100, Bethesda, Maryland 20817 or at such other place as the Members may from time to time determine. The Company may have such offices as the Members may from time to time deem necessary or advisable.

2.5         Registered Office, Registered Agent. The name and business address of the registered agent for service of process on the Company and its registered office in the State of Delaware are Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, or such other qualified Person as the Company may designate from time to time and its business address.

2.6         Term. The term of the Company shall continue from its formation until midnight on December 31, 2046, but may be terminated as hereinafter provided.

2.7         Qualification to do Business. Each Member shall qualify to do business in each state in which the nature of the Company Business now or hereafter requires such qualification, when and for so long as such qualification is so required.

2.8         No Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

2.9         Intent. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. The Company shall take all appropriate actions to ensure that the Company will be treated as a partnership for federal and state income tax purposes, including the making of available tax elections. No election may be made to treat the Company as a corporation for federal or state income tax purposes without the written consent of all Members. It is also the intent of the Members that the Company not be operated or treated as a “partnership” for purposes of Section 303 of the Federal Bankruptcy Code. Neither the Company nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in this Section 2.9.

SECTION 3

MEMBERS AND PERCENTAGE INTERESTS

3.1         Percentage Interest. Each Member’s Percentage Interest shall be determined under this Section 3.1.

(a)          Each Member’s initial Percentage Interest is set forth in Schedule A attached hereto.

(b)          Each member’s Percentage Interest shall be adjusted upon the occurrence of the events specified in, and in the manner set forth in, Section 3.2 and 4.1(c).

3.2         Additional Members. The Company shall not be expanded to include additional Members unless all of the existing Members consent to the same. The Members may, however, if they are in agreement, take in new or additional Members upon such terms and conditions as they may find advisable and the Percentage Interest of each new or additional Member shall be taken from the existing Members hereto in such amounts and in such fashion as may be agreed upon by the parties.

3.3         Certificates. The Company may issue certificates evidencing the Company Interests held by its Members.

SECTION 4

CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

4.1         Capital Contributions. In consideration of his Company Interest, each Member shall make Capital Contributions to the Company in accordance with this Section 4.1.

(a)          The initial Capital Contribution of each Member and the Agreed Value of any contributed Property is set forth in Schedule A attached hereto.

(b)          No Member shall be required to make additional Capital Contributions, except pursuant to the unanimous consent of the Members (a “Capital Call”). Any. Capital Call shall set forth the total amount of the additional Capital Contributions and each Member’s share thereof, which shall be in proportion to each Member’s Percentage Interest. No Capital Call shall require that a Member make an additional Capital Contribution prior to the date agreed to by unanimous consent authorizing such Capital Call.

(c)          In the event that some, but not all Members (“Contributing Members”) make their additional Capital Contributions pursuant to a Capital Call under Section 4.1(b), but one or more Members (“Non-contributing Members”) do not make their additional Capital Contributions pursuant to such Capital Call:

(1)          Any Contributing Member may give notice to the Company that he wishes to make all, or a part of, the additional Capital Contributions initially required to be made by the Non-contributing Members. The Company shall notify each such Contributing Member of the amount (and the time and means of payment) of all or a portion (as determined by the Company) of the additional Capital notice.

(2)          The Capital Accounts of the Members shall be adjusted as provided in Section 4.3(e) and the Percentage Interests of the Members shall be adjusted to equal a fraction, expressed as a percentage, the numerator of which equals (A) the Member’s Capital Account balance immediately after the adjustment under Section 4.3(e) and after all additional Capital Contributions made by that Member (including those made under Section 4.1(c)(1)) have been reflected; and the denominator of which equals (B) the sum of the amounts computed under clause (A) for all Members.

4.2         No Interest on or Right to Withdraw Capital Contributions. No interest shall be paid on any contribution to the capital of the Company or on the balance in any Capital Account and no Member shall have the right to withdraw his Capital Contribution or to demand or receive a return of his Capital Contribution.

4.3         Maintenance of Capital Accounts.

(a)          The Company shall maintain a separate Capital Account for each Member in accordance with this Section 4.3.

(b)          A Member’s Capital Account shall be credited with (i) the amount of any cash contributed to the Company by or on behalf of such Member, (ii) the fair market value of any Property other than cash contributed to the Company by or on behalf of such Member, (iii) allocations to such Member of Company Profits, income or gain pursuant to Section 7.2, (iv) the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member, and (v) any other item required to be credited for proper maintenance of capital accounts by the Treasury regulations under Section 704(b) of the Code.

(c)          A Member’s Capital Account shall be debited with (i) the amount of any cash and the fair market value of Property other than cash that is distributed to such Member, all as may be determined in accordance with this Agreement, (ii) allocations to such Member of Company Losses, deductions, Company Nonrecourse Deductions, or Member Nonrecourse Deductions pursuant to Section 7.2, (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any Property contributed by such Member to the Company, and (iv) any other item required to be debited for proper maintenance of capital accounts by the Treasury regulations under Section 704(b) of the Code.

(d)          If any Property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted to reflect the manner in which gain or loss that has not previously been reflected in the Capital Accounts would be allocated among the Members under Section 7.2 if the distributed Property had been sold by the Company for a price equal to its fair market value on the date of distribution. See Section 4.3(c)(i) for additional adjustments to be made to the distributee Member’s Capital Account.

(e)          The Members may, upon the occurrence of one of the events described in Section 4.3(e)(ii), increase or decrease the Capital Accounts of the Members in accordance with Section 4.3(e)(i) to reflect a revaluation of Company Property.

(i)          Any adjustments made under this Section 4.3(e) shall reflect the manner in which the unrealized income, gain, loss, or deduction inherent in Company Property (to the extent that it has not been reflected in the Capital Account previously) would be allocated among the Members under Section 7.2 if the Company had sold all of its Property for its fair market value on the date of adjustment. The adjustments described in this Section 4.3(e)(i) shall be based on the fair market value of Company Property on the date of adjustment.

(ii)         The Members may make the Capital Account adjustments described in this Section 4,3(e) upon the occurrence of the following events: (a) a contribution of money or other Property (other than a de minimis amount) to the Company by a new or existing Member as consideration for an interest in the Company; (b) a distribution of money or other Property (other than a de minimis amount) by the Company to a retiring or continuing Member as consideration for an interest in the Company; or (c) the liquidation of the Company.

(iii)        The adjustments described in this Section 4.3(e) are intended to comply with Treas. Reg. § 1.704-1(b)(2)(iv)(f) and shall be interpreted consistently with such regulation to effectuate such intent. See the definition of “Profits and Losses’ for special rules for the computation of Profits and Losses in the case of an adjustment under this Section 4.3(e).

(f)          In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

SECTION 5

DEALINGS WITH THE COMPANY

5.1         Other Activities of the Members. The Members hereby agree that nothing in this Agreement shall be construed to prevent any of the Members from engaging or participating in any business other than the Company Business.

5.2         Exculpation and Indemnity. A Member shall not be liable or accountable in damages or otherwise to the Company or the other Members for any act or omission done or omitted by him in good faith, unless such act or omission constitutes gross negligence, willful misconduct, or a breach of this Agreement on the part of the Member. The Company shall indemnify each Member against any loss, damage, judgment or claim incurred by or asserted against the Member (including reasonable attorneys’ fees incurred in the defense thereof) arising out of any act or omission of the Member in connection with the Company, unless such act or omission constitutes gross negligence, willful misconduct or a breach of this Agreement on the part of the Member.

SECTION 6

MANAGEMENT AND OPERATION OF BUSINESS

6.1         Management. The Members shall have equal right, power and authority to manage the Company. No Member shall take any action in the name of or on behalf of the Company except pursuant to authority granted pursuant to a Majority Vote of the Members. Each Member shall take such actions on behalf of the Company as may be necessary or desirable in order to effectuate the decisions and determinations made pursuant to a Majority Vote of the Members.

6.2         Meetings and Actions of the Members.

(a)          All meetings of the Members shall take place at such place as the Members may from time to time agree upon. Regular meetings of the Members shall be held when agreed by the Members, but shall be held no less than quarterly.

(b)          There shall be a quorum if a Member or Members holding more than 50% of the total Percentage Interests held by the Members are present at a meeting. A Member shall be deemed present at any meeting if he attends in person or by telephone or other means where he can be heard and can hear simultaneously the deliberations of the other Members present at such meeting. Unless otherwise provided for in this Agreement, the Majority Vote of the Members shall constitute an action of the Company. The Members may also take action by unanimous written consent. Copies of the records of the Company shall be maintained at 6905 Rockledge Drive, Suite 100, Bethesda, Maryland 20817.

6.3         Powers of the Members. Subject to Section 6.4 hereof, the Members shall have and may exercise with respect to the Company all of the powers of a Board of Directors of a Delaware corporation with respect to a corporation the certificate of incorporation and by-laws of which confer upon the Board all powers which may lawfully be vested in it.

6.4         Officers of the Company. The day-to-day management of the Company shall be vested in the officers of the Company. The officers shall be appointed by the Members by Majority Vote and may include a Chairman, a President, a Chief Financial Officer, a Secretary, an Assistant Secretary and one or more Vice Presidents. The Members by Majority Vote may appoint from time to time any one or more persons to serve as additional officers and agents of the Company as the Members deem necessary for the proper conduct of the business of the Company. The officers of the Company shall exercise the delegated rights and powers and perform the duties that shall from time to time be determined by the Members by Majority Vote. The initial officers of the Company are set forth on Schedule B to this Agreement.

6.5         Cash Reserve. The Members may decide by Majority Vote to establish a Cash Reserve for the Company. Such Cash Reserve may be replenished in accordance with the limitations set forth in Section 1.9 hereof.

SECTION 7

ALLOCATIONS AND DISTRIBUTIONS

7.1         Distributions of Net Cash Flow.

(a)          Except as provided in Section 7.1(b) hereof, Net Cash Flow shall be distributed, when and as determined by Majority Vote, in accordance with Percentage Interests. Upon a Majority Vote, appropriate adjustments may be made with respect to distributions of Net Cash Flow for a period during which the Percentage Interests of the Members have changed.

(b)          Proceeds from the liquidation of the assets of the Company upon dissolution shall be distributed to the Members in accordance with Section 10.1. Proceeds from the sale (or other conversion into cash) of all or substantially all of the Company Property shall be distributed to the Members in accordance with Section 10.1 as if such proceeds arose from the liquidation of the assets of the Company.

7.2         Allocation of Profits and Losses.

(a)          Allocation of Profits. Except as otherwise provided in the Agreement, items of income and of gain and Profits of the Company for each Fiscal Year shall be determined as of the end of such Fiscal Year and allocated to the Members as follows:

(i)          If there is a net decrease during a Company Fiscal Year in Company Minimum Gain then, to the extent required by Treas. Reg. § 1.704-2(f), each Member shall be allocated items of Company income and gain entering into the computation of Profits and Losses for such Fiscal Year (and, as necessary, for subsequent Fiscal Years) equal to that Member’s share of the net decrease in the Company Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(g)(2)). It is the intent of the Members that this Section 7.2(a)(i) constitute a Company Minimum Gain chargeback provision under Treas. Reg. § 1.704-2(f) and be interpreted consistently with such regulation to effectuate such intent.

(ii)         If there is a net decrease during a Company Fiscal Year in Member Nonrecourse Debt Minimum Gain then, to the extent required by Treas. Reg. § 1.704-2(i)(4), any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such Fiscal Year shall be allocated items of Company income and gain entering into the computation of Profits and Losses for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) equal to that Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(i)(4)). It is the intent of the Members that this Section 7.2(a)(ii) constitute a Member Nonrecourse Debt Minimum Gain chargeback provision under Treas. Reg. § 1.704-2(i)(4) and be interpreted consistently with such regulation to effectuate such intent.

(iii)        If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5), or (6) that causes or increases a deficit in such Member’s Adjusted Capital Account Balance items of Company income and gain entering into the computation of Profits and Losses shall be allocated to all such Members in proportion to such deficits being offset to eliminate such deficits as quickly as possible. It is the intent of the Members that this Section 7.2(a)(iii) constitute a qualified income offset provision under Treas. Reg. § 1.704-1(b)(2)(ii)(d) and be interpreted consistently with such regulation to effectuate such intent.

(iv)        Profits shall be allocated to the Members in proportion to their respective Percentage Interests.

(b)          Allocation of Losses. Except as otherwise provided in this Agreement, items of expense, deduction and loss and the Losses of the Company for each Fiscal Year shall be determined as of the end of such Fiscal Year, and shall be allocated to the Members as follows:

(i)          Company Nonrecourse Deductions shall be allocated to the Members in proportion to their respective Percentage Interests.

(ii)         Member Nonrecourse Deductions attributable to a Member Nonrecourse Debt shall be allocated to the Member (or Members) that bear the economic risk of loss for such Member Nonrecourse Debt in accordance with Treas. Reg. § 1.704-2(i)(l).

(iii)        Except as provided in Section 7.2(b)(iv), Losses shall be allocated to each Member in proportion to such Member’s Percentage Interest.

(iv)        The Losses allocated pursuant to Section 7.2(b)(iii) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a deficit Adjusted Capital Account Balance at the end of any Fiscal Year.

In the event some but not all of the Members would have deficit Adjusted Capital Account Balances as a consequence of an allocation of Losses pursuant to Section 7.2(a)(iii) hereof, the limitation set forth in this Section 7.2(b)(iv) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treas. Reg. § 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in this Section 7.2(b)(iv) shall be allocated among the Members in proportion to such Member’s Percentage Interest.

(c)          Curative Allocations. The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations under Code Section 704(b). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Partnership income, gain, loss or deduction pursuant to this Section 7.2(c). Therefore, notwithstanding any other provision of this Section 7.2 (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items of Company items of income, gain, loss or deduction were allocated pursuant to Sections 7.2(a)(iv) and 7.2(b)(iii). In exercising their discretion under this Section 7.2(c), the Members shall take into account future Regulatory Allocations under Sections 7.2(a)(i) and 7,2(a)(ii) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 7.2(b)(i) and 7.2(b)(ii). This Section 7.2(c) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

7.3         Tax Allocations, All items of income, gain, loss, and deduction, and all tax preferences, depreciation, accelerated cost recovery system deductions and investment interest and other tax items of the Company for each Fiscal Year (collectively referred to as “Company Tax Items”) shall be allocated for tax purposes to the Members in accordance with this Section 7.3.

(a)          Except as provided in Sections 7.3(b) and 7.3(c), Company Tax Items shall be allocated for tax purposes in accordance with the allocations of items of income, gain, loss, deduction, Company Nonrecourse Deductions, Member Nonrecourse Deductions, Profits, and Losses under Section 7.2. For purposes of the preceding sentence, an allocation to a Member of a share of Profits or Losses shall be treated as an allocation to such Member of the same share of each Company Tax Item that is taken into account in computing such Profits or Losses.

(b)          Gain or loss upon sale or other disposition of any Property contributed to the Company or any depreciation, amortization, or other cost recovery deduction allowable with respect to the basis of Property contributed to the Company shall be allocated for tax purposes among the contributing and non-contributing Members so as to take into account the difference between the adjusted tax basis and the Agreed Value of the Property on the date of its contribution to the extent permitted by Treas. Reg. § 1.704-3 or such superseding regulations as may be promulgated in accordance with Section 704(c) of the Code. In making allocations pursuant to the preceding sentence, the Members may apply any method or convention required or permitted by Section 704(c) of the Code.

(c)          Except as provided in Section 7.3(b), if there has been an adjustment to the Members’ Capital Accounts pursuant to Section 4.3(e) to reflect the unrealized income, gain, loss, or deduction inherent in Company Property, Company Tax Items with respect to such Property shall be allocated to the Members for tax purposes so as to take into account the difference between the adjusted tax basis of such Property and the value at which it is reflected in the Members’ Capital Accounts in the same manner as variations between the adjusted tax basis and fair market value of Property contributed to the Company are taken into account in determining the Members’ allocations of Company Tax Items under Section 7.3(b). The allocations under this Section 7.3(c) are intended to comply with paragraphs (b)(2)(iv)(f)(4) and (b)(4)(i) of Treas. Reg. § 1.704-1 and shall be interpreted consistently with such regulation to effectuate such intent.

(d)         To the extent consistent with the intent of the parties to this Agreement, accounting matters relating to allocations of Profits and Losses, Capital Accounts, and allocations of items of federal income tax significance shall be handled in such a way that the allocations of items of federal income tax significance will have substantial economic effect or will otherwise be respected for federal income tax purposes.

7.4         Other Items. All other items that must be allocated to the Members shall be allocated to the Members in accordance with the allocation of Profits and Losses as provided in Section 7.2 of this Agreement.

7.5         Allocation Savings Provision. The allocation method set forth in this Section 7 is intended to allocate Profits and Losses to the Members for federal income tax purposes in accordance with their economic interests in the Company while complying with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If in the opinion of the Members, the allocation of Profits or Losses pursuant to the provisions of this Section 7 shall not (1) satisfy the requirements of Code Section 704(b) or the Treasury Regulations thereunder, (2) comply with any other provisions of the Code or Treasury Regulations or (3) properly take into account any expenditure made by the Company or transfer of a Company Interest, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 7, Profits and Losses shall be allocated in such manner as the Members in their sole and unrestricted discretion determine to be required so as to reflect properly (I), (2) or (3), as the case may be; provided, however, that any change in the method of allocating Profits or Losses shall not materially alter the economic agreement between the Members.

7.6         Members’ Varying Interests. In the event of any changes in any Member’s Company Interest during the Fiscal Year, then for purposes of this Section 7, the Members shall take into account the requirements of Code Section 706(d) and shall have the right to select any method of determining the varying interests of the Members during the Fiscal Year which satisfies Code Section 706(d). See Section 8.5 for additional rules relating to distributions and allocations in respect to Transferred Company Interests.

SECTION 8

TRANSFER PROVISIONS

8.1         Restriction on Transfers. The Company Interests shall be freely transferable, subject to all necessary governmental consents and approvals.

8.2         Rights of Unadmitted Assignees. A Person who acquires one or more Company Interests but who is not admitted as a Substitute Member pursuant to Section 8.3 hereof shall be entitled only to allocations and distributions with respect to such Company Interest in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement. Notwithstanding any other provision or provisions of this Agreement to the contrary, any Person who acquires one or more Company Interests pursuant to any agreement by which any Member has pledged or otherwise encumbered any such Company Interest as security for the payment of an obligation shall have the right, subject to all necessary governmental consents and approvals, to become a Substitute Member with all rights incident thereto upon delivery of notice to all Members to the effect that such Person so elects to become a Substitute Member. Upon such election as provided in the preceding sentence, such Substitute Member agrees to be bound by the terms and conditions of this Agreement.

8.3         Admission as Substitute Members. A transferee of Company Interest may be admitted to the Company as a Substitute Member only upon satisfaction of the conditions set forth below in this Section 8.3:

(a)          The transferee becomes a party to this Agreement as a Member and executes such documents and instruments as the Members may reasonably request as may be necessary or appropriate to confirm such transferee as a Member in the Company and such transferee’s agreement to be bound by the terms and conditions hereof;

(b)          The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the Transferred Company Interest;

(c)          The transferee provides the Company with evidence satisfactory to counsel for the Company that such transferee has made each of the representations and undertaken each of the warranties applicable to it described in Section 12 hereof; and

(d)          If the transferee is not an individual of legal majority, the transferee provides the Company with evidence satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

8.4         Covenants. Each Member hereby represents, covenants and agrees with the Company for the benefit of the Company and all Members, that (i) he is not currently making a market in Company Interests and will not in the future make a market in Company Interests, (ii) he will not Transfer his Company Interest on an established securities market, z secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any regulations, proposed regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of partnership interests and which are commonly referred to as “matching services” as being a secondary market or substantial equivalent thereof, he will not Transfer any Interest through a matching service that is not approved in advance by the Company. Each Member further agrees that he will not Transfer any Interest to any Person unless such Person agrees to be bound by this Section 8.4 and to Transfer such Company Interest only to Persons who agree to be similarly bound. The Company shall, from time to time and at the request of an Member, consider whether to approve a matching service and shall notify all Members of any matching service that is so approved.

8.5        Distributions and Allocations in Respect to Transferred Company Interest. If any Company Interest is sold, assigned, or Transferred during any Fiscal Year in compliance with the provisions of this Section 8, Profits, Losses, each item thereof, and all other items attributable to the Transferred Interest for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Company Interests during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Members. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten (8) Business Days prior to the Transfer the Company shall recognize such Transfer as the date of such Transfer, and provided further that, if the Company does not receive a notice stating the date such Interest was Transferred and such other information as the Members may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 8.5, whether or not any Member or the Company has knowledge of any Transfer of ownership of any Interest.

8.6         Tax Elections.

(a)          In the event of a Transfer of all or part of a Company Interest by sale or exchange or on death of a Member, upon request of the transferee Member, the Company shall elect, pursuant to section 754 of the Code, to adjust the basis of the Company’s Property with respect to such Member; provided, however, that the transferee Member shall bear all costs incurred by the Company as a result of the election. Any tax items or aspects attributable to the aforesaid adjustments to basis (whether consisting of additional depreciation deductions or a reduction of gain on sale or otherwise) shall be allocated solely to the transferee Member. Each Member shall, at its own expense, within thirty (30) days of request from the Company, furnish to the Company such information as is reasonably necessary to accomplish the adjustments in basis provided for under the section 754 election.

(b)         The Members shall cause the Company to make or revoke all other tax elections provided for under the Code. Each Member who transfers all or any portion of its Company Interest shall furnish the Company with all information required to enable the Company to fulfill any federal income tax reporting requirements imposed with respect to such transfer.

SECTION 9

SALE OF ASSETS AND DISSOLUTION OF COMPANY

9.1         Dissolution of the Company. Except as provided in Section 9.2, the Company shall be dissolved on the occurrence of any of the following events:

(a)          the Withdrawal of any Member;

(b)          the sale of all or substantially all of the assets of the Company;

(c)          the unanimous determination of the Members to dissolve the Company; or

(d)          otherwise by operation of law.

9.2         Continuation of the Company. If the Company would be dissolved under Section 9.1(a) by reason of the Withdrawal of any Member (the “Retiring Member”), the other Members (the “Remaining Members”) may elect by Majority Vote to continue the business of the Company and to appoint one or more additional Members if necessary or desired. If the business of the Company is continued under this Section 9.2, the Company shall not dissolve.

9.3         Heirs and Executors. The Members agree that this Operating Agreement, including, without limitation, the terms and conditions of this Section 9, shall be binding upon any of their heirs, executors, administrators, successors, and, subject to Section 8 hereof, assigns.

SECTION 10

DISTRIBUTION UPON DISSOLUTION

10.1       Distributions.

(a)          Unless the business of the Company is continued under Section 9.2 hereof, upon the dissolution of the Company, the Members or the Persons required by law to wind up the Company’s affairs shall liquidate the assets of the Company and apply and distribute the proceeds of such liquidation as follows, unless required otherwise by law:

(i)          first, to the payment of debts and liabilities of the Company, including debts and liabilities to Members, and of the expenses of winding up;

(ii)         second, to the setting up of reasonable reserves for any contingent liabilities and obligations of the Company, provided that any such reserves shall be held for such period as the Members or other Persons so distributing shall deem advisable for the purpose of disbursing such reserves in payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided;

(iii)        third, to the Members to the extent of, and in proportion to, their positive Capital Account balances as adjusted to reflect Company operations up to and including the liquidation; and

(iv)        fourth, to the Members in proportion to their respective Percentage Interests.

(b)          If the Members or the Persons required by law to wind up the Company’s affairs, in their sole discretion, shall determine that a portion of the Property should be distributed in kind to the Members, the Members or such Persons, as the case may be, shall obtain an appraisal as of a date reasonably close to the date of liquidation. The Capital Accounts shall be adjusted as provided in Section 4.3 to reflect each member’s share of the unrealized appreciation (or loss) with respect to such distributed Property. The distribution of any such Property (or portions thereof as tenants in common) in kind to a Member shall be considered a distribution of an amount equal to the Property’s appraised fair market value (or portion thereof) for purposes of this Section 10.1.

10.2       Time for Liquidation. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities.

10.3       Statements Upon Dissolution. By no later than one hundred twenty (120) days after the dissolution and termination of the Company, each of the Members shall be furnished with statements similar, so far as may be practicable, to those set forth in Section 11.2 hereof prepared by the certified public accountant for the Company as of and for the period ending with the date of complete liquidation.

SECTION 11

BOOKS OF ACCOUNT. RECORDS AND REPORTS

11.1       Books and Records of the Company. Proper and complete records and books of account of the Company shall be kept or caused to be kept by an accountant mutually agreed upon by the Members, in which shall be entered fully and accurately all transactions and such other matters relating to the Company Business as are usually entered into records and books of account maintained by Persons engaged in businesses of a like character, The Company books and records shall be prepared on an accrual basis in accordance with generally accepted accounting principles. The Company’s income tax returns shall be filed on an accrual basis unless the Members shall determine otherwise (and if permitted under applicable regulation). The books and records shall at all times be maintained at 6905 Rockledge Drive, Suite 100, Bethesda, Maryland 20817, and shall be open to the reasonable inspection and examination of any Member or such Member’s duly authorized representatives during reasonable business hours.

11.2       Tax Information to Members. Within ninety (90) days after the end of each Fiscal Year of the Company, the Company shall send to each Person who was a Member at any time during such Fiscal Year such tax information, including, without limitation, Federal Tax Schedule K-1, as shall be reasonably necessary for the preparation of such Member’s federal income tax return. This period shall be automatically extended by the period of any delay beyond the control of the Members, such as a delay resulting from the failure of a third party to provide required tax information to the Company in a timely manner.

11.3       Tax Matters Member. American PCS shall be the Tax Matters Member and shall be designated as such on all relevant forms or in any other manner as designated by applicable law or regulation. The Tax Matters Member designated by the Company shall have all powers needed to perform its duties, including, without limitation, the power to retain all attorneys and accountants of its choice. The Tax Matters Member shall be entitled to reimbursement from the Company for all necessary and reasonable out-of-pocket expenses incurred in performing its duties as Tax Matters Member.

11.4       Tax Matters. The Members shall cause income and other required federal, state and local tax returns for the Company to be prepared and to be timely filed with the appropriate authorities making such elections as they shall deem to be in the best interest of the Company and the Members. The Members shall use reasonable efforts to cause any such tax return to be submitted to each Member for review at least thirty (30) days prior to its due date (including extensions) unless otherwise agreed to by the Members.

SECTION 12

REPRESENTATIONS AND WARRANTIES

Each of the Members hereby represents and warrants to each of the remaining Members as follows:

12.1       Such Member has power to execute, deliver and perform his obligations under this Agreement. This Agreement constitutes the valid and binding obligation of such Member, enforceable against him in accordance with its terms except as enforcement may be limited by laws governing bankruptcy, insolvency and similar matters and by general principles of equity.

12.2       The execution, delivery and performance of his obligations hereunder by such Member do not conflict with, violate, or constitute a breach or default under any law, regulation, judicial or administrative order, contract, indenture or other agreement to which such Member is a party or subject or by which he may be bound.

12.3       There is not pending or, to the best knowledge of such Member, threatened or pending against such Member any claim, suit, action or governmental proceeding, that would, if adversely determined, materially impair the ability of such Member to perform his obligations hereunder.

SECTION 13

MISCELLANEOUS

13.1       Notices. All notices under this Agreement shall be in writing and shall be deemed to have been given when delivered personally, or, if sent by an overnight delivery service maintaining records of receipt or by telecopier or other electronic means of written communication, on the first business day of actual receipt. Notices shall be addressed as follows or to such other address as the Members shall specify by written notice:

If to the Company, to	Mr. Richard J. Roth
Chief Financial Officer
APC Realty & Equipment Company, LLC
6905 Rockledge Drive, Suite 100
Bethesda, Maryland 20817

If to American PCS, to	Mr. Richard J. Roth
Chief Financial Officer
American PCS Communications, LLC
6905 Rockledge Drive, Suite 100
Bethesda, Maryland 20817

If to Holdings, to	Mr. Richard J. Roth
Chief Financial Officer
American Communications Holdings, Inc.
6905 Rockledge Drive, Suite 100
Bethesda, Maryland 20817

13.2       Amendments. This Agreement may be amended only with the written consent of all of the Members.

13.3       Additional Documents. Each Member agrees to execute and acknowledge all documents and writings reasonably necessary to the creation of this Company and the achievement of its purposes, specifically including, without limitation, a certificate of formation and all amendments thereto, as well as any cancellation thereof.

13.4       Successors and Assigns. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.

13.5       Interpretation and Governing Law. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural, and vice versa, the masculine gender shall include the neuter or female gender, and “or” is used in the inclusive sense. Headings or titles contained herein are inserted only as a matter of convenience and in no way define, limit, extend or interpret the scope of this Agreement or any particular Section hereof. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving regard to the conflict of laws provisions thereof.

13.6       Severability. If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstance, other than those as w which it is held invalid, shall not be affected thereby.

13.7       Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same’ instrument.

13.8       Third Parties. The agreements, covenants and representations contained herein are for the benefit of the Members hereto and are not for the benefit of any third parties including, without limitation, any creditors of the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

AMERICAN PCS COMMUNICATIONS, LLC

By: /s/ Richard J. Roth
Name: Richard J. Roth

AMERICAN PERSONAL COMMUNICATIONS HOLDINGS, INC.

By: /s/ Richard J. Roth
Name: Richard J. Roth

SCHEDULE A

MEMBERS OF APC REALTY AND EQUIPMENT COMPANY, LLC

Members Names and Addresses	Capital Contribution	Agreed Value	Initial Percentage Interest

American PCS Communications, LLC	∗	$170,000,000	99.705%
6905 Rockledge Drive, Suite 100
Bethesda, Maryland 20817
American Personal Communications Holdings, Inc.	$502,985	$502,985	0.295%
6905 Rockledge Drive, Suite 100
Bethesda, Maryland 20817
		$170,502,985	100%

∗
The “Contributed Realty and Equipment Property,” as described in the Assignment and Assumption Agreement among American PCS, L.P., American PCS Communications, LLC, and APC Realty and Equipment Company LLC, of even date herewith.

SCHEDULE B

INITIAL OFFICERS OF THE COMPANY

Chairman
Wayne N. Schelle

President
W. Scott Schelle

Chief Financial Officer and Secretary
Richard J. Roth

Assistant Secretary
Karen F. Clarke

Vice President
J. Barclay Jones